BP 4/11

02021876

UNITED STATES
AND EXCHANGE COMMISSION
ashington, D.C. 20549

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SEC FILE NUMBER
8-50854

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 0 2 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KEYSTONE SECURITIES, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
444 288 th Ave
(No. and Street)

BURLINGTON	WISCONSIN	53105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger W. Christoph 262-878-4800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albert & Goodman, CPA's
(Name — *if individual, state last, first, middle name*)

650 Dundee Rd. #170	Northbrook	Il	60062
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roger W. Christoph, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keystone Securities, LLC., as of ______, ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

______

______

[signature]
Signature

President
Title

Subscribed and sworn to before me this 1st day of March, 2002

[signature]
Notary Public
Notary Public, Racine County, Wisconsin
My commission expires 10-12-03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEYSTONE SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2001 and 2000

KEYSTONE SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001 and 2000

CONTENTS

Albert & Goodman CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS CONSULTANTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members of
Keystone Securities, LLC

We have audited the accompanying statements of financial condition of Keystone Securities, LLC as of December 31, 2001 and 2000, and the related statements of income, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Keystone Securities, LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Keystone Securities, LLC are presented for the purpose of additional analysis and are not required as part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Albert & Goodman, CPAs
Albert & Goodman C.P.A.s
February 20, 2001

650 Dundee Road • Suite 170 • Northbrook, Illinois 60062 • PHONE: 847/480-5716 • FAX: 847/480-9227

KEYSTONE SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 & 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash	$ 110,922	$ 28,968
Marketable securities at market	50,097	49,995
Accounts receivable	4,596	3,693
TOTAL CURRENT ASSETS	165,615	82,656
OTHER ASSETS		
Start-up costs - less accumulated amortization of $3,017 and $2,217	983	1,783
Rental Deposit	70	70
TOTAL ASSETS	$ 166,668	$ 84,509

LIABILITIES AND MEMBERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Accounts payable	$ -	$ 5,615
Commissions payable	3,162	-
TOTAL CURRENT LIABILITIES	3,162	5,615
TOTAL LIABILITIES	3,162	5,615
MEMBERS' EQUITY	163,506	78,894
TOTAL LIABILITIES & MEMBERS' EQUITY	$ 166,668	$ 84,509

SEE ACCOUNTANT'S REPORT AND ACCOMPANYING NOTES

KEYSTONE SECURITIES, LLC
STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 & 2000

	2001	2000
REVENUES		
Commissions	$133,027	$352,828
Dividend income	5,599	8,260
Miscellaneous	302	25,000
Interest income	23	346
Consulting fees	-	35,000
Advisory fees	-	24,534
Trading realized gain (loss)	-	322
TOTAL REVENUE (LOSS)	138,951	446,290
OPERATING EXPENSES		
Clearing charges	37,861	47,768
Commissions	5,352	22,144
Dues & assessments	5,334	28,611
Legal fees	3,050	8,175
Amortization expense	800	800
Professional fees	768	28,443
Training education	420	-
Insurance/bonding	410	3,710
Payroll taxes	162	11,102
Payroll service fee	140	1,125
Miscellaneous expense	42	489
Employee wages	-	210,632
Office expense	-	26,842
Rent	-	15,750
Sales promotion	-	15,618
Telephone	-	10,802
Travel	-	8,360
Office supplies	-	5,178
Postage & delivery	-	4,521
Period/investment services	-	2,122
Conference/meetings	-	545
Contributions	-	50
TOTAL OPERATING EXPENSES	54,339	452,787
NET INCOME (LOSS)	84,612	(6,497)
MEMBERS' EQUITY		
Beginning of the year	78,894	83,791
Capital contributions	-	41,600
Member Distributions	-	(40,000)
End of the year	$ 163,506	$ 78,894

SEE ACCOUNTANT'S REPORT AND ACCOMPANYING NOTES

KEYSTONE SECURITIES, LLC
STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2001 & 2000

CASH FLOWS FROM OPERATING ACTIVITIES	2001	2000
Net income (loss)	$ 84,612	$ (6,497)
Amortization	800	800
Net (increase) decrease in current assets:		
Accounts receivable	(903)	(1,955)
Marketable securities	(102)	-
Rental deposit	-	(70)
Net increase (decrease) in current liabilities		
Accounts payable	(5,615)	4,724
Commissions payable	3,162	-
NET CASH USED BY OPERATING ACTIVITIES	81,954	(2,998)
Capital contributions	-	41,600
Member distributions	-	(40,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	1,600
NET INCREASE (DECREASE) IN CASH	81,954	(1,398)
CASH AT BEGINNING OF THE YEAR	28,968	30,366
CASH AT END OF THE YEAR	$110,922	$28,968

SEE ACCOUNTANT'S REPORT AND ACCOMPANYING NOTES

KEYSTONE SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001 and 2000

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Keystone Securities, LLC, (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. Management is also responsible for all estimates made on these financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

NATURE OF ORGANIZATION

The Company is a registered broker-dealer. All trades are cleared on a fully disclosed basis.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

OTHER ASSETS/AMORTIZATION

Amortizable assets are recorded at cost. Amortization is calculated by the straight-line method over the estimated useful lives of the assets. Total amortization for the years ended December 31, 2001 and 2000 was $800 and $800, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

SECURITIES - MARKED TO MARKET

At the end of the year all securities are marked-to-market based on the requirements made by the Securities and Exchange Commission. The fair market value of the securities at December 31, 2001 and 2000 was $ 50,097 and $49,995, respectively.

SEE ACCOUNTANT'S REPORT

KEYSTONE SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001 and 2000

INCOME TAXES

The Company is a limited liability company. In lieu of corporation income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore no provision or liability for federal income taxes has been included in these financial statements.

CAPITAL REQUIREMENTS

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital ($5,000), as defined under Rule 15c3-1. At December 31, 2001 and 2000 the Company had net capital of $163,506 and $78,894, respectively.

EXEMPTION FROM RULE 15c3-3

The Company does not collect any customer funds. The Company does not hold any securities for its customers and it clears all transactions with a clearing broker or dealer. Accordingly, the Company meets the exemptive provisions of Rule 15c3-3.

SUPPLEMENTARY INFORMATION

KEYSTONE SECURITIES, LLC
COMPUTATION OF NET CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2001 & 2000

	2001	2000
Net Worth	$ 163,506	$ 78,894
Less:		
Non-allowable assets	(1,150)	(2,653)
Haircut	(2,160)	(310)
Net Capital	160,196	75,931
Less: Capital requirement	(5,000)	(5,000)
Excess Capital	$ 155,196	$ 70,931
Aggregate Indebtedness	$ 3,162	$ 5,615
Ratio of Aggregate Indebtedness to Net Capital	2.04%	7.92%

Reconciliation of Computation of Net Capital

	2001	2000
NET CAPITAL--As reported in Part IIA Focus	$ 163,805	$ 77,188
Net audit adjustments	100	4,316
NET CAPITAL--As adjusted	$ 163,905	$ 81,504

SEE ACCOUNTANT'S REPORT